Filed Pursuant to Rule 424(b)(3)
Registration No.  333-164105

85,971,442 Shares

Charter Communications, Inc.

Class A Common Stock

The selling stockholders are offering 85,971,442 shares of Class A Common Stock. We are not selling any shares of Class A Common Stock under this prospectus. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Our Class A Common Stock is quoted on the Over-the-Counter Bulletin Board under the symbol “CCMM.OB”.  On April 21, 2010, the last reported sale price of our Class A Common Stock on the Over-the-Counter Bulletin Board was $35.51 per share.

The shares of Class A Common Stock may be offered for sale from time to time by any selling stockholders acting as principal for its own account or in brokerage transactions at prevailing market prices or in transactions at negotiated prices.   No representation is made that any shares of Class A Common Stock will or will not be offered for sale. It is not possible at the present time to determine the price to the public in any sale of the shares of Class A Common Stock by the selling stockholders and each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the selling stockholder.

Investing in our Class A Common Stock involves risks.  See “Risk Factors” beginning on page 9.

This prospectus should be read in conjunction with any prospectus supplements thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

This prospectus is dated April 22, 2010.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	2

WHERE YOU CAN FIND ADDITIONAL INFORMATION	3

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS	3

PROSPECTUS SUMMARY	5

THE OFFERING	8

RISK FACTORS	9

USE OF PROCEEDS	10

MANAGEMENT	11

PRINCIPAL AND SELLING STOCKHOLDERS	14

DESCRIPTION OF CAPITAL STOCK	19

SHARES ELIGIBLE FOR FUTURE SALE	23

PLAN OF DISTRIBUTION	25

EXPERTS	27

LEGAL MATTERS	27

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, regarding, among other things, our plans, strategies and prospects, both business and financial, including, without limitation, the forward-looking statements set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference in this prospectus.  Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations.  Forward-looking statements are inherently subject to risks, uncertainties and assumptions, including, without limitation, the factors described in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference in this prospectus.  Many of the forward-looking statements contained in this prospectus may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative” and “potential,” among others.  Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus and in other reports or documents that we file from time to time with the Securities and Exchange Commission, which we refer to as the SEC, and include, but are not limited to:

   ●   the market for our securities and satisfaction of closing conditions in connection with recently announced financings;

   ●   our ability to sustain and grow revenues and cash flows from operating activities by offering video, high-speed Internet, telephone and other services to residential and commercial customers, and to maintain and grow our customer base, particularly in the face of increasingly aggressive competition and the difficult economic conditions in the United States;

   ●   the impact of competition from other distributors, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband providers, and digital subscriber line (“DSL”) providers and competition from video provided over the Internet;

   ●   general business conditions, economic uncertainty or downturn and the significant downturn in the housing sector and overall economy;

   ●   our ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs
(including retransmission consents);

   ●   our ability to adequately deliver customer service;

   ●   the effects of governmental regulation on our business;

   ●   the availability and access, in general, of funds to meet our debt obligations, prior to or when they become due, and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) cash flows from operating activities, (iii) access to the capital or credit markets including through new issuances, exchange offers or otherwise, especially given recent volatility and disruption in the capital and credit markets, or (iv) other sources and our ability to fund debt obligations (by dividend, investment or otherwise) to the applicable obligor of such debt; and

   ●   our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement.  We are under no duty or obligation to update any of the forward-looking statements after the date of this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register with the SEC our Class A Common Stock being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it.  For further information about us and our Class A Common Stock, reference is made to the registration statement and the exhibits and schedules filed with it.  Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.  We will file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements, or other information that we file, including the registration statement, of which this prospectus forms a part, and the exhibits and schedules filed with it, without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC on the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We are incorporating by reference specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference into this prospectus the documents listed below.

    ●   Our Annual Report on Form 10-K for the year ended December 31, 2009;  and

    ●   Our Current Reports on Form 8-K filed on December 4, 2009 (excluding Item 2.02 and related Item 9.01), January 4, 2010, January 22, 2010, February
   12, 2010,  March 10, 2010, March 18, 2010, April 6, 2010, April 13, 2010, April 14, 2010 and April 16, 2010.

 Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document including any prospectus supplements to this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

 Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website (www.charter.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131
Attention: Investor Relations
Telephone: (314) 965-0555

Except for the documents incorporated by reference as noted above, we do not intend to incorporate into this prospectus any of the information included on our website.

 CHARTER HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE OFFERING THAT IS DIFFERENT FROM, OR IN ADDITION TO, THAT CONTAINED IN THIS PROSPECTUS OR IN ANY OF THE MATERIALS THAT ARE INCORPORATED INTO THIS PROSPECTUS. THEREFORE, IF ANYONE DOES GIVE YOU INFORMATION OF THIS SORT, YOU SHOULD NOT RELY ON IT. IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROSPECTUS DOES NOT EXTEND TO YOU.

YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS AND NEITHER THE MAILING OF THIS PROSPECTUS NOR THE ISSUANCE OF OUR CLASS A COMMON STOCK PURSUANT TO THIS OFFERING SHALL CREATE AN IMPLICATION TO THE CONTRARY.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information that may be important to you in making an investment decision.  You should read this entire prospectus carefully, including the documents incorporated by reference, which are described under “Incorporation by Reference of Certain Documents” and “Where You Can Find Additional Information.”  You should also carefully consider, among other things, the matters discussed in the section titled “Risk Factors.”  In this prospectus, unless the context requires otherwise, references to “the Company,” “the Issuer,” “we,” “our,” or “us” refer to Charter Communications, Inc. and its consolidated subsidiaries. “Charter” refers to Charter Communications, Inc., the issuer of the Class A Common Stock offered hereby, alone.

Our Business

We are among the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers. Our infrastructure consists of a hybrid of fiber and coaxial cable plant passing approximately 11.9 million homes, with 96% of homes passed at 550 MHZ or greater and 96% of plant miles two-way active.  A national Internet Protocol (IP) infrastructure interconnects all Charter markets.

For the year ended December 31, 2009, we generated approximately $6.8 billion in revenue, of which approximately 51% was generated from our residential video service. We also generate revenue from high-speed Internet, telephone service and advertising with residential and commercial high-speed Internet and telephone service contributing the majority of the recent growth in our revenue.

As of December 31, 2009, we served approximately 5.3 million customers. We sell our video, high-speed Internet and telephone services primarily on a subscription basis, often in a bundle of two or more services, providing savings and convenience to our customers.  Bundled services are available to approximately 95% of our homes passed, and approximately 57% of our customers subscribe to a bundle of services.

We served approximately 4.8 million video customers as of December 31, 2009, of which approximately 67% subscribed to digital video service.  Digital video enables our customers to access advanced services such as high definition television, OnDemand video programming, an interactive program guide and digital video recorder, or DVR service.

We also served approximately 3.1 million high-speed Internet customers as of December 31, 2009.  Our high-speed Internet service is available in a variety of download speeds up to 60 Mbps.  We also offer home networking service, or Wi-Fi, enabling our customers to connect up to five computers wirelessly in the home.

We provided telephone service to approximately 1.6 million customers as of December 31, 2009. Our telephone services typically include unlimited local and long distance calling to the U.S., Canada and Puerto Rico, plus more than 10 features, including voicemail, call waiting and caller ID.

Through Charter Business®, we provide scalable, tailored broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, fiber connectivity to cellular towers, video and music entertainment services and business telephone.  As of December 31, 2009, we served approximately 224,300 business customers, including small- and medium-sized commercial customers.  Our advertising sales division, Charter Media®, provides local, regional and national businesses with the opportunity to advertise in individual markets on cable television networks.

We have a history of net losses.  Our net losses were principally attributable to insufficient revenue to cover the combination of operating expenses and interest expenses we incurred because of our debt, impairment of franchises and depreciation expenses resulting from the capital investments we have made and continue to make in our cable properties.  However, with our emergence from bankruptcy on November 30, 2009, we reduced our debt by approximately $8 billion, reducing our interest expense by approximately $830 million annually.

    On March 27, 2009, we filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), to reorganizeunder Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”). The Chapter 11 cases were jointly administered under the caption In re Charter Communications, Inc., et al., Case No. 09-11435. We continued to operate our businesses and owned and managed our properties as a debtor-in-possession under the jurisdiction of the Bankruptcy Court in accordance with the applicable provisions of the Bankruptcy Code until we emerged from protection under Chapter 11 of the Bankruptcy Code on November 30, 2009.

On May 7, 2009, we filed a Joint Plan of Reorganization (the “Plan”), and a related disclosure statement (the “Disclosure Statement”), with the Bankruptcy Court. The Plan was confirmed by the Bankruptcy Court on November 17, 2009 (the “Confirmation Order”), and became effective on November 30, 2009, the date on which we emerged from protection under Chapter 11 of the Bankruptcy Code.

Charter was organized as a Delaware corporation in 1999.  Charter is a holding company whose principal asset is a controlling common equity interest in Charter Communications Holding Company, LLC (“Charter Holdco”).  As sole manager, Charter controls the affairs of Charter Holdco and its limited liability company subsidiaries.

Recent Events

On February 28, 2010, our former President and Chief Executive Officer, Neil Smit, resigned and our Chief Operating Officer, Michael J. Lovett, assumed the additional title of Interim President and Chief Executive Officer. On April 12, 2010, we announced the appointment of Mr. Lovett as our President and Chief Executive Officer and his election as a member of the Board of Directors of Charter, effective immediately.  We also announced that Eloise Schmitz, our Executive Vice President and Chief Financial Officer, would be leaving Charter effective July 31, 2010. We are undergoing a search for a Chief Financial Officer, but no assurance can be given as to the timing or the results of such search.

On March 31, 2010, Charter Communications Operating, LLC (“Charter Operating”) and its affiliates closed on a transaction to amend and restate its senior secured credit facilities to, among other things, allow for the creation of a new revolving facility of $1.3 billion, the extension of maturities of a portion of the facilities and the amendment and restatement of certain other terms and conditions. Upon the closing, each of Bank of America, N.A. and JPMorgan Chase Bank, N.A., as agent and retiring agent, respectively, for itself and on behalf of the lenders under the Charter Operating senior secured credit facilities, agreed to dismiss with prejudice the pending appeal of our Confirmation Order pending before the Bankruptcy Court and to waive any objections to our Confirmation Order issued by the Bankruptcy Court.  The lenders’ Stipulation of Dismissal and waiver of objections was filed on March 31, 2010 and the case was dismissed on April 1, 2010.

On April 14, 2010, CCO Holdings, LLC (“CCO Holdings”) entered into an agreement to sell an aggregate of $1.6 billion principal amount in two tranches of senior notes due 2018 (the “2018 Notes”) and senior notes due 2020 (the “2020 Notes”). Also on April 14, 2010, CCO Holdings announced that the 2018 Notes would be priced at 7.875% for $900 million of notes and the 2020 Notes would be priced at 8.125% for $700 million of notes.  The sale of the 2018 Notes and 2020 Notes is expected to close on April 28, 2010.  The net proceeds of this issuance will be used to finance the tender offers for any and all of CCO Holdings’ outstanding 8.750% senior notes due 2013 ($800 million aggregate principal amount outstanding) and any and all of Charter Operating's outstanding 8.375% senior second lien notes due 2014 ($770 million aggregate principal amount outstanding).

On April 14, 2010, we announced that (i) our revenues for the first quarter of 2010 are expected to be approximately $1.735 billion, an increase of 4.5% compared with the pro forma results of the first quarter of 2009, and (ii) operating costs and expenses (which include operating, selling, general and administrative expenses) for the first quarter of 2010 are expected to be $1.098 billion, an increase of 5.1% compared to the pro forma results of the first quarter of 2009. Pro forma revenues and operating expenses reflect the sales and acquisitions of cable systems in 2009 as if such transactions had occurred on January 1, 2009. These results are preliminary and have not been reviewed by our auditors, and as such, there can be no assurance that these results will not differ from the financial information reflected in our financial statements for such period or for the quarter ended March 31, 2010 when they have been finalized or that they are indicative of future performance. Actual results could differ materially from those reflected above based on the factors set forth under “Risk Factors,” among others.

Our Corporate Information

Our principal executive offices are located at Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131.  Our telephone number is (314) 965-0555 and we have a website accessible at www.charter.com.  Since January 1, 2002, our annual reports, quarterly reports and current reports on Form 8-K, and all amendments thereto, have been made available on our website free of charge as soon as reasonably practicable after they have been filed.  The information posted on our website is not incorporated into this prospectus and is not part of this prospectus.

THE OFFERING

Issuer	Charter Communications, Inc.

Securities offered by the selling stockholders	85,971,442 shares of Class A Common Stock.

Shares of Class A Common Stock outstanding after this offering	112,481,877 shares of Class A Common Stock.1

Use of Proceeds	We will not receive any proceeds from the sale of shares of the Class A Common Stock by the selling stockholders.

Risk Factors
Investing in our Class A Common Stock involves substantial risk.  For a discussion of risks relating to the Company, our business and an investment in our Class A Common Stock, see the section titled “Risk Factors” on page 9 of this prospectus and all other information set forth in this prospectus before investing in our Class A Common Stock.

Proposed Symbol for Trading on NASDAQ	CHTR (currently quoted on OTC Bulletin Board under the symbol "CCMM")

1   Includes non-vested shares subject to forfeiture, and excludes (i) 1,282,798 CCH Warrants (defined hereafter) exercisable on a one-for-one basis for shares of Class A Common Stock at an exercise price of $51.28 per share; (ii) 6,413,998 CIH Warrants (defined hereafter) exercisable on a one-for-one basis for shares of Class A Common Stock at an exercise price of $46.86 per share; (iii) 4,669,384 CII Warrants (defined hereafter) exercisable on a one-
    for-one basis for shares of Class A Common Stock at an exercise price of $19.80 per share; (iv) 2,241,299 shares of Class B common stock (the “Class B
    Common Stock”) convertible into 2,241,299 shares of Class A Common Stock; and (v) 5,520,001 shares of Series A 15% pay-in-kind preferred stock with a $25 liquidation preference (the “Series A Preferred Stock”) that were redeemed, at our option, for shares of Class A Common Stock on April 16,
    2010.

RISK FACTORS

 You should consider carefully all of the information set forth in this prospectus and the documents incorporated by reference herein, unless expressly provided otherwise, and, in particular, the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC and incorporated by reference in this prospectus.  The risks described in any document incorporated by reference herein are not the only ones we face, but are considered to be the most material.  There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results.  Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Class A Common Stock by the selling shareholders. We will pay estimated transaction expenses of approximately $700,000 in connection with this offering.

Management

Board of Directors

The persons listed below are directors of Charter.

Directors	Position(s)
Robert Cohn	Director
W. Lance Conn	Director
Darren Glatt	Director
Bruce A. Karsh	Director
Michael J. Lovett	Director, President and Chief Executive Officer
John D. Markley, Jr.	Director
William L. McGrath	Director
David C. Merritt	Director
Christopher M. Temple	Director
Eric L. Zinterhofer	Chairman of the Board of Directors

Robert Cohn, 60, was elected to the board of directors of Charter on December 1, 2009.  Most recently, Mr. Cohn has served as an independent investor and advisor to growing companies.  From 2002 to 2004, Mr. Cohn was a partner with Sequoia Capital, a high-tech venture capital firm in Silicon Valley.  Mr. Cohn was the founder of Octel Communications Corporation and was the company’s Chairman and CEO from its inception in 1982 until it was purchased by Lucent Technologies in 1997.  Mr. Cohn has served on various boards of public and private companies, including Octel, Trimble Navigation, Electronic Arts, Digital Domain, Ashford.com and Blue Lithium. Mr. Cohn currently serves on the board of directors of Right Hemisphere, Market Live and Taboola and is a Trustee of Robert Ballard’s Ocean Exploration Trust.  Mr. Cohn holds a Bachelor of Science degree in Mathematics and Computer Science from the University of Florida and an M.B.A. from Stanford University.  We believe Mr. Cohn's qualifications to sit on Charter’s board include his experience as an executive and director.

 W. Lance Conn, 41, was elected to the board of directors of Charter on November 30, 2009.  Mr. Conn previously served on Charter’s board of directors since September 2004.  From July 2004 to May 2009, Mr. Conn served as the President of Vulcan Capital, the investment arm of Vulcan, Inc.  Prior to joining Vulcan Inc., Mr. Conn was employed by America Online, Inc., an interactive online services company, from March 1996 to May 2003. From September 1994 to February 1996, Mr. Conn was an attorney with Shaw, Pittman, Potts & Trowbrige LLP in Washington, D.C.  Mr. Conn also serves as an advisory director to Makena Capital Management and an advisor to Global Endowment Management. Mr. Conn served as an officer of Charter Investment, Inc. prior to and during the time of its Chapter 11 bankruptcy proceedings filed concurrently with Charter's Chapter 11 proceedings.  We believe Mr. Conn's qualifications to sit on Charter’s board include his experience in the media business and as a director.

Darren Glatt, 34, was elected to the board of directors of Charter on November 30, 2009.  Mr. Glatt is a Principal at Apollo Management, L.P. and has been with Apollo since 2006.  Prior to joining Apollo, Mr. Glatt was a member of the Media Group at Apax Partners from 2004 to 2006, a member of the Media Group at the Cypress Group from 2000 to 2002, and a member of the Mergers & Acquisitions Group at Bear, Stearns & Co. from 1998 to 2000.  Mr. Glatt received an M.B.A. from the Harvard Business School and graduated from George Washington University’s School of Business & Public Management.  We believe Mr. Glatt's qualifications to sit on Charter’s board include his experience in media, banking and investments industries.

Bruce A. Karsh, 54, was elected to the board of directors of Charter on November 30, 2009.  Since 1995, Mr. Karsh has served as President and co-founder of Oaktree Capital Management, L.P., formerly Oaktree Capital Management, LLC, a Los Angeles-based investment management firm.  Prior to co-founding Oaktree, Mr. Karsh was a Managing Director of Trust Company of the West (“TCW”) and its affiliate, TCW Asset Management

Company, and the portfolio manager of the Special Credits Funds for seven years.  Prior to joining TCW, Mr. Karsh worked as Assistant to the Chairman of Sun Life Insurance Company of America and of SunAmerica, Inc., its parent.  Prior to that, he was an attorney with the law firm of O’Melveny & Myers.  Mr. Karsh holds an A.B. degree in Economics from Duke University and a J.D. from the University of Virginia School of Law.  Mr. Karsh serves as the Chairman of the Board of Directors for Duke University’s investment management company and serves as a director of Oaktree Capital Group, LLC, LBI Media Holdings, Inc. and LBI Media, Inc.  During the last five years, Mr. Karsh has also served as a director of Littelfuse, Inc.  We believe Mr. Karsh's qualifications to sit on Charter’s board include his business and investment experience.

Michael J. Lovett, 48, became President and Chief Executive Officer and a member of the board of directors effective April 12, 2010 having previously served as Interim President and Chief Executive Officer and Chief Operating Officer from February 28, 2010 through April 12, 2010.  Mr. Lovett previously served as Charter's Executive Vice President and Chief Operating Officer since 2005.  Prior to that, he served as Executive Vice President, Operations and Customer Care from September 2004 through March 2005; as Senior Vice President, Midwest Division Operations; and as Senior Vice President of Operations Support of Charter from August 2003 through September 2004. Mr. Lovett was Chief Operating Officer of Voyant Technologies, Inc., from December 2001 to August 2003 and from November 2000 to December 2001 he was Executive Vice President of Operations for OneSecure, Inc.  Prior to that, Mr. Lovett served in a number of operating and leadership positions at AT&T and  Jones Intercable. We believe that Mr. Lovett's qualifications to sit on our board include his many years of experience as an executive and in the media industry.

John D. Markley, Jr., 44, was elected to the board of directors of Charter on November 30, 2009.  Since 1996, Mr. Markley has been affiliated with Columbia Capital, a communications, media and technology investment firm, where he has served in a number of capacities, including portfolio company executive, general partner and venture partner.  Prior to joining Columbia Capital, Mr. Markley served at the Federal Communications Commission, where he developed U.S. Government wireless communications and spectrum auction policy. He also held positions in corporate finance for Kidder, Peabody & Co. in both New York City and Hong Kong.  Mr. Markley is a director of Telecom Transport Management, Inc., Broadsoft Inc., and Millennial Media, Inc.  He received a B.A. degree from Washington and Lee University and an M.B.A. from Harvard University.  We believe Mr. Markley's qualifications to sit on Charter’s board include his experience in the telecommunications and media industries.

William L. McGrath, 46, was elected to the board of directors of Charter on November 30, 2009.  Since October 2007, Mr. McGrath has served as the Executive Vice President and General Counsel of Vulcan Inc.  In connection with this position, Mr. McGrath has served and continues to serve as a director and/or officer of a number of companies affiliated with Vulcan, Inc.  From 2005 through October 2007, Mr. McGrath held the position of Senior Vice President and General Counsel at Hands-On Mobile Inc.  From 2003 through 2005, Mr. McGrath was a Director in the Legal Department of NVIDIA Corp.  From 2002 through 2003, he served as Vice President and General Counsel at Vitria Technology.  Mr. McGrath holds an undergraduate degree from Claremont McKenna College and a law degree from The University of Chicago Law School.  Mr. McGrath is a director of TowerCo.  Mr. McGrath served as an officer of Charter Investment, Inc. prior to and during the time of its Chapter 11 bankruptcy proceedings filed concurrently with Charter's Chapter 11 proceedings.  We believe Mr. McGrath's qualifications to sit on Charter’s board include his business experience.

David C. Merritt, 55, was elected to the board of directors of Charter on December 15, 2009, and was also appointed as Chairman of Charter’s Audit Committee at that time. Mr. Merritt previously served on Charter's board and Audit Committee since 2003.  Effective March 2009, he is the president of BC Partners, Inc., a financial advisory firm.  From October 2007 to March 2009, Mr. Merritt served as Senior Vice President and Chief Financial Officer of iCRETE, LLC. From October 2003 to September 2007, Mr. Merritt was a Managing Director of Salem Partners, LLC, an investment banking firm. Mr. Merritt is a director of Outdoor Channel Holdings, Inc. and of Calpine Corporation and currently serves as Chairman of the Audit Committee of each company.  He is also a director of Buffet Holdings, Inc.  From 1975 to 1999, Mr. Merritt was an audit and consulting partner of KPMG serving in a variety of capacities during his years with the firm, including national partner in charge of the media and entertainment practice. Mr. Merritt holds a Bachelor of Science degree in Business and Accounting from California State University — Northridge.  We believe Mr. Merritt's qualifications to sit on Charter’s board include his many years of experience with a major accounting firm, as a director and audit committee member, and in the media industry.

Christopher M. Temple, 42, was elected to the board of directors of Charter on November 30, 2009.  Mr. Temple is President of DelTex Capital LLC, a financial advisory and consulting firm.  From September 2008 to December 2009, Mr. Temple was affiliated with Vulcan Inc., most recently as President of Vulcan Capital and Executive Vice President, Investment Management for Vulcan Inc.   Previously, Mr. Temple served as a managing director at Tailwind Capital from May 2008 to August 2008. Prior to joining Tailwind, Mr. Temple was a Managing Director at Friend Skoler & Company from May 2005 to May 2008, and was a partner and Managing Director at Thayer Capital Partners from 1996 through 2004.  From 1989 to 1993, Mr. Temple worked as a staff accountant in both the audit and tax departments for KPMG LLP and held a CPA certification during that time.  Mr. Temple is a director of Plains All American GP LLC, the managing general partner of Plains All American Pipeline, L.P. as well as a director of Vulcan Energy GP Holdings and Vulcan Energy Corporation.  Mr. Temple holds a B.B.A., magna cum laude, from the University of Texas at Austin and an M.B.A. from Harvard.  We believe Mr. Temple's qualifications to sit on Charter’s board include his experience as an investor and in the accounting profession.

Eric L. Zinterhofer, 38, was elected to the board of directors of Charter on November 30, 2009 and as non-executive Chairman of the board on December 1, 2009. Mr. Zinterhofer serves as a senior partner at Apollo Management, L.P. and has been with Apollo since 1998. From 1994 to 1996, Mr. Zinterhofer was a member of the Corporate Finance Department at Morgan Stanley Dean Witter & Co.  From 1993 to 1994, Mr. Zinterhofer was a member of the Structured Equity Group at J.P. Morgan Investment Management.  Mr. Zinterhofer is a director of Affinion Group, Inc., Central European Media Enterprises Ltd., Dish TV India Ltd., and Unity MediaSCA.  In the past five years, Mr. Zinterhofer was a director of iPCS, Inc.  Mr. Zinterhofer received B.A. degrees in Honors Economics and European History from the University of Pennsylvania and received an M.B.A. from Harvard Business School.  We believe Mr. Zinterhofer's qualifications to sit on Charter’s board include his experience as a director and in the banking and investment industries.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of March 31, 2010 regarding the beneficial ownership of our Class A common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by:

•	each of the selling stockholders;

•	each holder of more than 5% of our outstanding shares of common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2010 is deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 112,481,877 shares of Class A common stock outstanding as of March 31, 2010. Except as disclosed in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is 12405 Powerscourt Drive, St. Louis, Missouri 63131.

Shares Beneficially Owned Prior to This Offering(1)	Shares Beneficially Owned After This Offering
Name	Number	Percent of Class	Percent of Vote	Number of Shares Offered	Number	Percent of Class
5% Stockholders:
Paul G. Allen(2)	8,654,722	7.23%	39.92%	8,031,304	623,418	0.55%
Funds affiliated with AP Charter Holdings, L.P.(3)	35,691,033	31.47%	19.71%	32,214,257	3,476,776	3.07%
Oaktree Opportunities Investments, L.P. and certain affiliated funds(4)	20,153,649	17.85%	11.16%	16,428,631	3,725,018	3.30%
Funds advised by Franklin Advisers, Inc.5)	21,656,331	18.82%	11.85%	14,119,703	7,536,628	6.55%
Funds affiliated with Encore LLC(6)	11,071,525	9.84%	6.15%	9,606,987	1,464,538	1.30%

Executive Officers and Directors:
Robert Cohn	2,536	*	*	-	2,536	-
W. Lance Conn	2,536	*	*	-	2,536	-
Darren Glatt(7)	35,691,033	31.47%	19.71%	32,214,257	3,476,776	3.07%
Bruce A. Karsh(8)	20,156,185	17.85%	11.16%	16,428,631	3,727,554	3.30%
John D. Markley, Jr.	2,536	*	*	-	2,536	-
David C. Merritt	2,536	*	*	-	2,536	-
William L. McGrath	2,536	*	*	-	2,536	-
Christopher M. Temple	2,536	*	*	-	2,536	-
Eric L. Zinterhofer(9)	35,691,033	31.47%	19.71%	32,214,257	3,476,776	3.07%
Michael Lovett(10)	152,732	*	*	-	152,732	*
Eloise E. Schmitz(11)	84,003	*	*	-	84,003	*
Marwan Fawaz	88,776	*	*	-	88,776	*
Gregory L. Doody(13)	76,366	*	*	-	76,366	*
All executive officers and directors as a	56,430,551	49.57%	30.99%	48,642,888	7,787,663	6.84%
group (17 persons) (14)

Selling Stockholders:
Investment accounts managed by Lord, Abbett & Co., LLC(15)	2,631,012	2.34%	1.46%	2,071,262	559,750	*
Funds affiliated with MFC Global	2,277,600	2.02%	1.26%	1,538,330	739,270	*

Shares Beneficially Owned Prior to This Offering(1)	Shares Beneficially Owned After This Offering
Name	Number	Percent of Class	Percent of Vote	Number of Shares Offered	Number	Percent of Class
Investment Management (U.S.), LLC(16)
Funds affiliated with Western Asset Management Company(17)	2,869,191	2.55%	1.59%	1,960,968	908,223	*
__________________
*      Less than 2%.

(1)
Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.  The calculation of this percentage assumes for each person the acquisition by such person of all shares that may be acquired upon exercise of warrants to purchase shares of Class A Common Stock.

(2)
Includes 2,241,299 shares of Class B Common Stock (which are convertible into a like number of Class A common stock) entitled to thirty-five percent (35%) of the vote of the Common Stock on a fully diluted basis.  Includes 1,356,809 shares of Class A common stock; shares of Class A Common Stock which are issuable upon exercise of 387,230 in CCH/CIH Warrants held; and shares of Class A Common Stock which are issuable upon exercise of 4,669,384 CII Warrants held. The address of Mr. Allen is: 505 Fifth Avenue South, Suite 900, Seattle, WA 98104.

(3)
Includes shares and warrants for shares beneficially owned by AP Charter Holdings, L.P. and affiliated funds.  Of the amount listed, 32,858,748 shares and 745,094 CIH warrants for shares are held by AP Charter Holdings, L.P.  Of the amount listed, 1,264,996 shares and 121,370 CIH warrants for shares are held by Red Bird, L.P.  Of the amount listed, 450,653 shares and 45,243 CIH warrants for shares are held by Blue Bird, L.P.  Of the amount listed 185,268 shares and 19,661 CIH warrants for shares are held by Green Bird, L.P.  (together with Blue Bird, L.P. and Red Bird, L.P., the “Apollo Partnerships”).

The general partner of AP Charter Holdings, L.P. is AP Charter Holdings GP, LLC.  The managers of AP Charter Holdings GP, LLC are Apollo Management VI, L.P. and Apollo Management VII, L.P.  The general partner of Apollo Management VI, L.P. is AIF VI Management, LLC, and the general partner of Apollo Management VII, L.P. is AIF VII Management, LLC.  Apollo Management, L.P. is the sole member and manager of each of AIF VI Management, LLC and AIF VII Management, LLC.  The general partner of Apollo Management, L.P. is Apollo Management GP, LLC.

The general partner of Red Bird, L.P. is Red Bird GP, Ltd. and the general partner of Blue Bird, L.P. is Blue Bird GP, Ltd.  The general partner of Green Bird, L.P. is Green Bird GP, Ltd.  Apollo SVF Management, L.P. is the director of each of Red Bird GP, Ltd. and Blue Bird GP, Ltd., and Apollo Value Management, L.P. is the director of Green Bird GP, Ltd.  The general partner of Apollo SVF Management, L.P. is Apollo SVF Management GP, LLC, and the general partner of Apollo Value Management, L.P. is Apollo Value Management GP, LLC.  Apollo Capital Management, L.P. is the sole member and manager of each of Apollo SVF Management GP, LLC and Apollo Value Management GP, LLC.  The general partner of Apollo Capital Management, L.P. is Apollo Capital Management GP, LLC.  Apollo Management Holdings, L.P. is the sole member and manager of each of Apollo Management GP, LLC and Apollo Capital Management GP, LLC, and Apollo Management Holdings GP, LLC is the general partner of Apollo Management Holdings, L.P.

The sole shareholder of Red Bird GP, Ltd. is Apollo SOMA Advisors, L.P., the sole shareholder of Blue Bird GP, Ltd. is Apollo SVF Advisors, L.P., and the sole shareholder of Green Bird GP, Ltd. is Apollo Value Advisors, L.P.  The general partner of Apollo SOMA Advisors, L.P. is Apollo SOMA Capital Management, LLC, the general partner of Apollo SVF Advisors, L.P. is Apollo SVF Capital Management, LLC, and the general partner of Apollo Value Advisors, L.P. is Apollo Value Capital Management, LLC.  Apollo Principal Holdings II, L.P. is the sole member and manager of each of Apollo SOMA Capital Management, LLC, Apollo SVF Capital Management, LLC and Apollo Value Capital Management, LLC.  Apollo Principal Holdings II GP, LLC is the general partner of Apollo Principal Holdings II, L.P.

AP Charter Holdings, L.P. does not have voting or dispositive power over the shares owned of record by any of the Apollo Partnerships, and none of the Apollo Partnerships have any voting or dispositive power over the shares owned of record by AP Charter Holdings, L.P. or any of the other Apollo Partnerships.  AP Charter Holdings, L.P. has granted a proxy to Apollo Management VI, L.P. and Apollo Management VII, L.P. to vote the shares of Charter Communications Inc. that AP Charter Holdings, L.P. holds of record.  Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and managers of Apollo Management Holdings GP, LLC and Apollo Principal Holdings II GP, LLC, and as such may be deemed to have voting and dispositive powers with respect to the shares that are beneficially owned or owned of record by the Apollo Partnerships.  Each of Messrs. Black, Harris and Rowan, and each of Apollo Management VI, L.P. and Apollo Management VII, L.P., and each of the other general partners, managers and sole shareholders described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by any of AP Charter Holdings, L.P. or the Apollo Partnerships, except to the extent of any pecuniary interest therein.

(4)
Includes shares beneficially owned by Oaktree Opportunities Investments, L.P. and warrants beneficially owned by affiliates of Oaktree Opportunities Investments, L.P.  Of the shares included, 19,725,105 are held by Oaktree Opportunities Investments, L.P.  Of the warrants included:  95,743 are held by OCM Opportunities Fund V, L.P.; 215,108 are held by OCM Opportunities Fund VI, L.P.; 104,553 are held by OCM Opportunities Fund VII Delaware, L.P.; and 13,140 are held by Oaktree Value Opportunities Fund, L.P.  The mailing address for the holders listed above is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.  The general partner of Oaktree Opportunities Investments, L.P. is Oaktree Fund GP, LLC.  The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.  The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.  The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.  The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.  The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.  The holder of a majority of the voting units of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings, L.P.  The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.  The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone.  Each of the general partners, managing members, unit holders and members described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by Oaktree Opportunities Investments, L.P., except to the extent of any pecuniary interest therein.  The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA  90071.

(5)
Includes shares and warrants exercisable for shares of Class A Common Stock.  Of the amount listed, Franklin related funds hold 4,926,009 shares of Class A Common Stock and warrants exercisable for 2,610,619 shares of Class A Common Stock.  The number of shares being offered includes:  11,871,333 shares held by Franklin Custodian Funds – Franklin Income Fund; 1,747,500 shares held by Franklin Templeton Variable Insurance Product Trust – Franklin Income Securities Fund; 224,146 shares held by Franklin Templeton Investment Funds – Franklin Income Fund; 3,001 shares held by JNL/Franklin Templeton Income Fund; 77,323 shares held by ING Franklin Income Portfolio; 139,181 shares held by EQ/Franklin Core Balanced Portfolio; 46,394 shares held by John Hancock Trust – Income Trust; and 10,825 shares held by Met Investors Series Trust – Met/Franklin Income Portfolio. The business address for all entities listed in the preceding sentence is One Franklin Parkway, San Mateo, California 94403.

(6)	The number of shares being offered includes: 2,668,076 shares held by Encore, LLC and 6,938,911 shares held by Encore II, LLC.

The managing members of Encore, LLC are Crestview Partners, L.P., Crestview Partners (PF), L.P., Crestview Holdings (TE), L.P., Encore (ERISA), Ltd., Crestview Offshore Holdings (Cayman), L.P.   Crestview Partners (ERISA), L.P. is the manager of Encore (ERISA), Ltd.  The general partner of Crestview Partners, L.P. Crestview Partners (PF), L.P., Crestview Holdings (TE), L.P., Crestview Partners (ERISA), L.P., and Crestview Offshore Holdings (Cayman), L.P. is Crestview Partners GP, L.P. The general partner of Crestview Partners GP, L.P. is Crestview, LLC.

The managing members of Encore II, LLC are Crestview Partners II, L.P., Crestview Partners II (FF), L.P., Crestview Partners II (PF), L.P, Crestview Partners II (TE), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman),

L.P. and Crestview Offshore Holdings II (892 Cayman), L.P.  The general partner of the managing members of Encore II, LLC is Crestview Partners II, GP. The general partner of Crestview Partners GP, L.P. is Crestview, LLC.

Crestview LLC is managed and owned by the following four members, Volpert Investors, L.P., Murphy Investors, L.P., DeMartini Investors, L.P. and RJH Investment Partners, L.P.  Each of these four limited partnerships is owned solely by family members of its related senior manager, who are: Barry Volpert, Thomas S. Murphy, Jr., Richard DeMartini and Robert J. Hurst, respectively. The officers and directors of Crestview LLC have voting and dispositive powers with respect to the shares by beneficially owned by the Encore partnerships above. The officers and directors of Crestview LLC are as follows, Barry Volpert, Chief Executive Officer, Thomas S. Murphy, Jr., President, Robert J. Hurst, Managing Director, Richard DeMartini, Managing Director, Jeff Marcus, Managing Director, and Bob Delaney, Managing Director.  The officers and directors of Crestview LLC above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by the Encore partnerships except to the extent of any pecuniary interest therein.

The business address for Encore, LLC,  Encore II, LLC, Crestview Partners, L.P. Crestview Partners (PF), L.P., Crestview Holdings (TE), L.P., Crestview Partners (ERISA), L.P., Crestview Partners II, L.P., Crestview Partners II (FF), L.P., Crestview Partners II (PF), L.P, Crestview Partners II  (TE), L.P, Crestview Partners GP, L.P, Crestview Partners II, GP and Crestview, LLC  is c/o Crestview Partners 667 Madison Avenue, 10th Floor, New York, New York 10065.

The business address for Encore (ERISA), Ltd., Crestview Offshore Holdings (Cayman), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. is Maples Corporate Services, Limited, PO Box 309 GT, Ugland House, George Town, Grand Cayman, Cayman Islands.

(7)
By virtue of being a principal at Apollo Management, L.P, Mr. Glatt may be deemed to have or share beneficial ownership of shares beneficially owned by AP Charter Holdings, L.P., Red Bird, L.P., Blue Bird, L.P.; and Green Bird, L.P.  Mr. Glatt expressly disclaims beneficial ownership of such shares, except to the extent of his direct pecuniary interest therein. See Note 3.

(8)
By virtue of being a member of Oaktree Capital Group Holdings GP, LLC, Mr. Karsh may be deemed to have or share beneficial ownership of shares or warrants beneficially owned by Oaktree Opportunities Investments, L.P. or certain of its affiliated funds.  Mr. Karsh expressly disclaims beneficial ownership of such shares or warrants, except to the extent of his direct pecuniary interest therein (See Note 4), however, the amount reported includes 2,536 shares of restricted stock issued pursuant to the 2009 Stock Incentive Plan that are not yet vested, but eligible to be voted that are held by Mr. Karsh in his own name pursuant to a grant made to directors.

(9)
By virtue of being a senior partner at Apollo Management, L.P, Mr. Zinterhofer may be deemed to have or share beneficial ownership of shares beneficially owned by AP Charter Holdings, L.P., Red Bird, L.P., Blue Bird, L.P.; and Green Bird, L.P.  Mr. Zinterhofer expressly disclaims beneficial ownership of such shares, except to the extent of his direct pecuniary interest therein. See Note 3.

(10)	Includes 152,732 shares of restricted stock issued pursuant to the 2009 Stock Incentive Plan that are not yet vested, but eligible to be voted.

(11)	Includes 84,003 shares of restricted stock issued pursuant to the 2009 Stock Incentive Plan that are not yet vested, but eligible to be voted.

(12)	Includes 88,776 shares of restricted stock issued pursuant to the 2009 Stock Incentive Plan that are not yet vested, but eligible to be voted.

(13)	Includes 76,366 shares of restricted stock issued pursuant to the 2009 Stock Incentive Plan that are not yet vested, but eligible to be voted.

(14)   Includes shares of restricted stock issued pursuant the 2009 Stock Incentive Plan that are not yet vested, but eligible to be voted, and the shares of our Class A Common Stock beneficially owned described in footnotes (7), (8), (9), (10), (11), (12), and (13).

(15)  Includes shares and warrants exercisable for shares of Class A common stock.  The number of shares being offered includes:  68,209 owned by MHAM US Income Open; 1,597,250 shares owned by Lord Abbett Bond - Debenture Fund, Inc.; 68,210 shares owned by Lord Abbett Investment Trust - Lord Abbett High Yield Fund; 68,210 shares owned by Lord
Abbett Research Fund, Inc. - Lord Abbett Capital Structure Fund; 3,410 shares owned by Lord Abbett Series Fund, Inc. - America’s Value Portfolio; 45,473 shares owned by Lord
Abbett Series Fund, Inc. - Bond-Debenture Portfolio; 188,669 shares owned by MET Investors Series Trust - Bond Debenture Portfolio; and 31,831 shares owned by Advanced
Series Trust - Bond Debenture Portfolio.

(16) The number of shares being offered includes:  617,162 shares held by John Hancock High Yield Bond Fund; 11,936 shares held by John Hancock Funds Strategic Income Fund;
66,049 shares held by John Hancock Trust Strategic Income Trust; 117,434 shares held by John Hancock Strategic Income Fund; 9,322 shares held by John Hancock Investors
Trust; 1,705 shares held by John Hancock Funds III Leveraged Companies Fund; 298,873 shares held by John Hancock Funds II High Income Fund; 40,357 shares held by John
Hancock Funds II Strategic Income Fund; 309,218 shares held by the John Hancock Trust High Income Trust; 33,536 shares held by Manulife Global Fund U.S. High Yield Bond
Fund; 2,728 shares held by Manulife Global Fund Strategic Income Fund; 2,841 shares held by Manulife International Limited Global Strategic Income Fund; and 27,169 shares held by Manulife Strategic Income Fund.

(17) The number of shares being offered includes:  10,456 shares held by CGCM High Yield Investments; 5,554 shares held by Legg Mason US$ High Yield Bond Fund; 41,021 shares held by Western Asset Strategic US$ High Yield Portfolio, L.L.C.; 637,073 shares are held by Western Asset Opportunistic US$ High Yield Securities Portfolio, LLC; 28,265 shares are held by Stichting Pensioenfonds DSM Nederland; 11,990 shares are held by Legg Mason Partners Capital and Income Fund Inc.; 150,842 shares are held by Legg Mason
Partners Global High Yield Bond Fund; 126,560 shares are held by Western Asset High Yield Portfolio; 50,352 shares are held by Western Asset Global Partners Income Fund Inc.;
95,153 shares are held by Western Asset High Income Opportunity Fund Inc.; 10,703 shares are held by Western Asset High Income Fund, Inc.; 187,249 shares are held by
Western Asset High Income Fund II Inc.; 11,222 shares are held by Western Asset Global High Yield Portfolio; 26,001 shares are held by Legg Mason Partners Variable Global
High Yield Bond Portfolio; 81,808 shares are held by Legg Mason Partners High Income Fund; 57,830 shares are held by Western Asset Managed High Income Fund Portfolio;
36,112 shares are held by Legg Mason Partners Variable High Income Portfolio; 141,314 shares are held by John Hancock II High Yield Fund; 234,870 shares are held by John
Hancock High Yield Trust; and 16,593 are held by Western Asset Global High Yield Bond Fund.  Western Asset Management Company does not directly own any of the offered shares. All offered shares reported in the preceding sentence are held in various client accounts, for which Western Asset Management Company is the investment manager.
Western Asset Management Company may be deemed to be the beneficial owner of shares beneficially owned by all of the entities listed in the preceding sentence, but disclaims such beneficial ownership for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended, or otherwise.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is not meant to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our amended and restated bylaws and the provisions of applicable law.  Copies of our amended and restated certificate of incorporation and our amended and restated bylaws are filed as exhibits to the Current Report on Form 8-K filed with the SEC on December 4, 2009 and incorporated herein by reference.

Authorized Capital Stock upon Emergence

Charter has the authority to issue a total of 1,175,000,000 shares of capital stock, consisting of:

•	900,000,000 shares of Class A Common Stock;

•	25,000,000 shares of Class B Common Stock; and

•	250,000,000 shares of preferred stock, including 5,520,001 shares of Series A Preferred Stock.

Common Stock

Common Stock Outstanding

The rights, preferences and privileges of holders of Class A Common Stock and Class B Common Stock  (collectively with the Class A Common Stock, the “Common Stock”) are subject to, and may be adversely affected by, the rights of the holders of our Series A Preferred Stock and shares of any other series of our preferred stock which we may designate and issue in the future.

To the greatest extent permitted by applicable Delaware law, the shares of Class A Common Stock are uncertificated, and transfer will be reflected by book-entry, unless a physical certificate is requested by a holder.

The Class B Common Stock is identical to the Class A Common Stock except with respect to certain voting, transfer and conversion rights. Subject to the Lock-Up Agreement (as defined below), each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder or, at any time on or after January 1, 2011 and until September 15, 2014, at the option of a majority of the disinterested members of the board of directors, and at any time after September 15, 2014 at the election of a majority of the members of the board of directors (other than members of the board of directors elected by holders of Class B Common Stock). Class B Common Stock is subject to significant transfer restrictions including restrictions under a Lock-Up Agreement between the Company and the holders of the Class B Common Stock (the “Lock-Up Agreement”). Class A Common Stock, however, issued upon conversion of Class B Common Stock, is not subject to the same restrictions. Shares of Class B Common Stock must at all times be held only by (i) Mr. Paul G. Allen, (ii) his estate, spouse, immediate family members and heirs, and (iii) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners or other owners of which consist exclusively of Mr. Allen or such other persons referred to in clause (ii) above or a combination of the above, which we refer to collectively as Authorized Class B Holders, and upon any transfer to a person or entity other than an Authorized Class B Holder, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock. In addition, certain restrictions on conversion and transfer of Class B Common Stock are set forth in the Lock-Up Agreement.  Shares of the Class B Common Stock are only to be issued to Mr. Allen or certain of his affiliates.

Voting Rights

Holders of shares of our capital stock are entitled to vote on all matters submitted to a vote of our stockholders, including the election of directors, as follows:

•	shares of Class A Common Stock are entitled to one vote per share;

•
shares of Class B Common Stock are entitled to a number of votes per share, which at all times when shares of Class B Common Stock are outstanding represent 35% of the combined voting power of the Company’s capital stock, on a fully diluted basis; and

•	the Series A Preferred Stock is entitled to 0.025 vote per share.

Mr. Allen and entities affiliated with Mr. Allen hold in excess of 35% of the combined voting power of the capital stock of Charter and have the right to elect four of 11 members of the board of directors. There may be additional holders of significant voting power in Charter, though pursuant to the Amended and Restated Certificate of Incorporation, prior to September 15, 2014, the votes attributable to each share of Class A Common Stock held by any holder (other than Mr. Allen and certain of his affiliates) will be automatically reduced pro rata among all shares of Class A Common Stock held by such holder and (if applicable) shares of Class A Common Stock held by any other holder (other than Mr. Allen and certain of his affiliates) included in any “person” or “group” with such holder so that no “person” or “group” (other than Mr. Allen and certain of his affiliates) is or becomes the holder or beneficial owner (as such term is used in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as such term is used in Section 13(d) of the Exchange Act) such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 34.9% of the combined voting power of the capital stock of Charter, subject to waiver by the disinterested members of the board of directors as provided in the Amended and Restated Certificate of Incorporation. We refer to this voting power limitation as the Voting Threshold.  Holders of Class B Common Stock (other than Mr. Allen and certain of his affiliates) are also subject to a reduction of their voting power to comply with the Voting Threshold.

The holders of Common Stock and their respective affiliates will not have cumulative voting rights.

Pursuant to our amended and restated bylaws, the number of members of the board of directors shall be fixed at 11 members. Except for the initial board of directors, which was appointed pursuant to the terms of the Plan, for as long as shares of Class B Common Stock are outstanding, holders of Class B Common Stock have the right to elect 35% of the members of the board of directors (rounded up to the next whole number), and all other members of the board of directors will be elected by majority vote of the holders of Class A Common Stock (and any series of preferred stock then entitled to vote at an election of the directors).  In addition, members of the board of directors elected by holders of Class B Common Stock have no less than proportionate representation on each committee of the board of directors, subject to applicable SEC and stock exchange rules and except for any committee formed solely for the purpose of reviewing, recommending and/or authorizing any transaction in which holders of Class B Common Stock or their affiliates (other than Charter or its subsidiaries) are interested parties.

Under our Amended and Restated Certificate of Incorporation, (i) any director may be removed for cause by the affirmative vote of a majority of the voting power of the outstanding Class A Common Stock and Class B Common Stock (and any series of preferred stock then entitled to vote at an election of directors), voting together as a single class, (ii) any director elected by the holders of Class B Common Stock voting separately as a class may be removed from office, without cause, solely by the vote of a majority of the voting power of the outstanding Class B Common Stock, voting as a separate class, and (iii) any director elected by the vote of the holders of Class A Common Stock voting separately as a class (including holders of voting preferred stock, as applicable) may be removed from office, without cause, solely by the vote of a majority of the voting power of the outstanding Class A Common Stock, voting separately as a class (including any holders of voting preferred stock entitled to vote thereon).

Dividend Rights

Subject to limitations under Delaware law, preferences that may apply to any outstanding shares of preferred stock, and contractual restrictions, holders of each class of Common Stock are entitled to receive ratably dividends or other distributions when and if declared by the board of directors.  In addition to such restrictions, whether any future dividends are paid to Charter’s stockholders will depend on decisions that will be made by the board of directors and will depend on then existing conditions, including Charter’s financial condition, contractual restrictions, corporate law restrictions, capital requirements and business prospects.  The ability of the board of directors to declare dividends also will be subject to the rights of any holders of outstanding shares of the Charter’s preferred stock, including the Series A Preferred Stock, and the availability of sufficient funds under the Delaware General Corporation Law ("DGCL") to pay dividends.  For a more complete description of the dividend rights of holders of shares of Charter’s preferred stock, see the sections titled “Description of Capital Stock—Series A 15% Pay-In-Kind Preferred Stock, and —Blank Check Preferred Stock” below.

Warrants to Purchase Class A Common Stock

Pursuant to the Plan, Charter issued warrants to purchase Class A Common Stock to (i) holders of notes issued by CCH I Holdings, LLC (“CIH”) (the “CIH Warrants”), (ii) holders of notes issued by Charter Communications Holdings, LLC (“Charter Holdings” or “CCH”) (the “CCH Warrants”) and (iii) Charter Investment, Inc. (“CII”), an entity that was previously 100% owned by Mr. Allen2 (the “CII Warrants”).  The CIH Warrants, CCH Warrants and CII Warrants have an exercise price of $46.86, $51.28 and $19.80, respectively.  Each of the CIH Warrants and CCH Warrants expire five years after the date of issuance.  The CII Warrants expire seven years after the date of issuance.  The warrants provide for a cashless exercise by the warrant holder. The warrant exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment upon certain events including: stock subdivisions, combinations, splits, stock dividends, capital reorganizations, or capital reclassifications of Class A Common Stock and in connection with certain distributions of cash, assets or securities.  In addition, holders of certain of the warrants have the right to participate, along with other holders of Common Stock, in future below-market offerings of rights to purchase securities (including, but not limited to, Common Stock) on an as-exercised basis.  The warrants are not redeemable.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of Charter, the holders of Class A Common Stock and Class B Common Stock will be entitled to share pari passu in the net assets of Charter available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding class of our preferred stock.

Preemptive Rights

Pursuant to our amended and restated certificate of incorporation, the holders of Class A Common Stock and Class B Common Stock have no preemptive rights.

Anti-Takeover Provisions

Our amended and restated certificate of incorporation provides that the board of directors may impose restrictions on the trading of Charter’s stock if (i) Charter has experienced an “owner shift” as determined for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, of at least 25 percentage points and (ii) the equity value of Charter has decreased by at least 35% since our emergence from bankruptcy on November 30, 2009 (the “Effective Date”). These restrictions, which are intended to preserve Charter’s ability to use its net operating losses, which we refer to as NOLs, may prohibit any person from acquiring stock of Charter if such person is a “5% shareholder” or would become a “5% shareholder” as a result of such acquisition.  The restrictions will not operate to prevent any stockholder from disposing of shares and are subject to certain other exceptions relating to shares of Common Stock issued or issuable under the Plan. The board of director’s ability to impose these restrictions will terminate on November 30, 2014.

2  The CII warrants were transferred to Mr. Allen on or about February 8, 2010 and in connection with the exchange of his Holdco Units, Mr. Allen further transferred ownership of
    CII to Charter.

In addition, our amended and restated certificate of incorporation, in addition to any affirmative vote required by law or our amended and restated bylaws, a “business combination” (as defined in our amended and restated certificate of incorporation) involving as a party, or proposed by or on behalf of, an “interested stockholder,” an “affiliate,” or an “associate” of the “interested stockholder” (each as defined in our amended and restated certificate of incorporation) or a person who upon consummation of the “business combination” would become an “affiliate” or “associate” of an “interested stockholder” requires, unless prohibited by law, that (i) a majority of the members of the board of directors who are not an “affiliate” or “associate” or representative of an “interested stockholder” must determine that the “business combination,” including the consideration, is fair to the Company and its stockholders (other than any “interested stockholder” or its “affiliates and associates); and (ii) holders of a majority of the votes entitled to be cast by holders of all of the then outstanding shares of “voting stock” (as defined in our amended and restated certificate of incorporation), voting together as a single class (excluding voting stock beneficially owned by any “interested stockholder” or its “affiliate” or “associate”) must approve the transaction.

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder.  A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law, or “opt-out.”  We have not elected to “opt-out.”

Preferred Stock

Series A 15% Pay-In-Kind Preferred Stock

On April 1, 2010, notice was given by Charter to redeem all of the shares of the Series A Preferred Stock on April 16, 2010 for a redemption payment of $25.948 per share or a total redemption payment for all shares of approximately $143.2 million. On April 16, 2010, Charter redeemed all shares of the Series A Preferred Stock.

Blank Check Preferred Stock

Under the terms of our amended and restated certificate of incorporation, the board of directors is authorized to issue from time to time up to an aggregate of 250 million shares of series of preferred stock and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. If the board of directors decides to issue shares of preferred stock to persons supportive of current management, this could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares of preferred stock also could be used to dilute the stock ownership of persons seeking to obtain control of Charter.

Transfer Agent and Registrar

Mellon Investor Services, LLC is the transfer agent and registrar for our Class A Common Stock.

Listing of Our Common Stock

Currently, the Class A Common Stock is quoted on the OTC Bulletin Board under the trading symbol “CCMM.”  We have applied to list our Class A Common Stock on NASDAQ under the trading symbol “CHTR.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Class A Common Stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A Common Stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A Common Stock prevailing from time to time.

Sale of Restricted Shares

As of March 31, 2010, we had 112,481,877 shares of Class A Common Stock outstanding. Except as set forth below, all shares of our Class A Common Stock outstanding after this offering will be freely tradeable without restriction or further registration under the Securities Act unless held by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Unless otherwise registered under the Securities Act, sales of shares of our Class A Common Stock by affiliates will be subject to the volume limitations and other restrictions set forth in Rule 144.

Class A Common Stock and Warrants Issued in Reliance on Section 1145 of the Bankruptcy Code

We relied on section 1145(a)(1) and (2) of the Bankruptcy Code to exempt from the registration requirements of the Securities Act the offer and sale of a portion of our Class A Common Stock, as well as the CIH Warrants and CCH Warrants to purchase Class A Common Stock. Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under the Plan from registration under Section 5 of the Securities Act and state laws if certain requirements are satisfied. Section 1145(a)(2) of the Bankruptcy Code exempts the offer and sale of securities issued under 1145(a)(1) of the Bankruptcy Code, such as the CIH Warrants and CCH Warrants, from registration under Section 5 of the Securities Act and state laws if certain requirements are satisfied. These shares may be resold without registration unless the recipient is an “underwriter” with respect to those securities. Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:

•
purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•	offers to sell securities offered under the Plan for the holders of those securities;

•
offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) (a) under an agreement made in connection with the Plan, the completion of the Plan, or with the offer or sale of securities under the Plan; or (b) is an “affiliate” of the issuer.

To the extent that persons who receive Class A Common Stock are deemed to be “underwriters,” resales by those persons would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Those persons would, however, be permitted to sell our Class A Common Stock or other securities without registration if they are able to comply with the provisions of Rule 144 under the Securities Act, as described further below.

Class A Common Stock Issued in the Rights Offering and Class B Common Stock and CII Warrants issued to Mr. Allen

Certain holders of notes of certain of our subsidiaries (the “Eligible Holders”) agreed to purchase shares of our Class A Common Stock in a rights offering pursuant to the Plan and certain commitment agreements. In addition, we issued shares of Class B Common Stock and CII Warrants to CII (an entity then controlled by Mr. Allen) pursuant to the Plan.  The Class A Common Stock issued to the Eligible Holders pursuant to the rights offering, and the Class B Common Stock and CII Warrants issued to CII pursuant to the Plan, are exempt from the registration requirements of Section 5 of the Securities Act pursuant to Section 4(2) thereof, are deemed “restricted securities” within the meaning of Rule 144 of the Securities Act and may not be sold unless registered under the

Securities Act or in compliance with an applicable exemption therefrom. As a result, the Class A Common Stock issued to the Eligible Holders, and Class B Common Stock and CII Warrants, are not freely tradeable.

Pursuant to the Plan and a registration rights agreement that we entered into with the members of the Crossover Committee (as defined in the Plan), CII and Mr. Allen, we are required to use our commercially reasonable efforts to cause a shelf registration statement covering the resale of the Class A Common Stock issued to the members of the Crossover Committee, and any Class A Common Stock issued to or issuable to Mr. Allen (or his designees) upon (i) exchange of his Class B Common Stock and his membership units in Charter Holdco, our subsidiary, or (ii) exercise of his CII Warrants, to be declared effective by the SEC no later than June 30, 2010, permitting such Class A Common Stock to be freely tradable, subject to the volume limitations and other restrictions set forth in Rule 144 applicable to Class A Common Stock held by affiliates of the Company.  Pursuant to such requirement, we have filed this registration statement on Form S-1 with the SEC.  Eligible Holders that purchased less than 1% of the Class A Common Stock in the rights offering are not entitled to registration rights.

Stock Options and Other Stock Awards

 The Plan contemplates the adoption of a new management incentive plan under which shares of our Class A Common Stock, or options or other awards to purchase shares of Class A Common Stock, can be issued to the Company’s directors, management and other employees.  Under our Amended and Restated 2009 Stock Incentive Plan, 7,696,786 shares of Class A Common Stock have been reserved for issuance, and Charter has awarded 1,612,308 restricted shares of Class A Common Stock to certain of its employees and non-employee directors.

We have filed a registration statement on Form S-8 covering all of the shares of Class A Common Stock reserved for issuance under our Amended and Restated 2009 Stock Incentive Plan, and such shares will be freely tradeable in the public market as soon as issued subject to certain limitations applicable to affiliates and any restrictions applicable to the vesting of awards.

PLAN OF DISTRIBUTION

The Class A Common Stock offered by this prospectus may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchaser of the Class A Common Stock, which discounts, concessions or commissions as to particular underwriters, brokers or agents may be in excess of those customary in the type of transactions involved.

The selling stockholders and any such broker-dealers or agents who participate in the distribution of the Class A Common Stock may be deemed to be “underwriters.” As a result, any profits on the sale of the Class A Common Stock by selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities as underwriters under the Securities Act.

If Class A Common Stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The sale of Class A Common Stock offered by this prospectus may be effected in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

The sale of the Class A Common Stock offered by this prospectus may be effected in one or more of the following methods:

•	on any national securities exchange or quotation service on which the Class A Common Stock may be listed or quoted at the time of the sale, including the OTC Bulletin Board;

•	transactions involving cross or block trades;

•	in the over-the counter market;

•	through the distribution by any selling stockholder to its partners, members or shareholders;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In connection with the sales of Class A Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of Class A Common Stock in the course of hedging their positions. The selling stockholders may also sell the Class A Common Stock short and deliver the Class A Common Stock to close out short positions, or loan or pledge the Class A Common Stock to broker-dealers that in turn may sell the Class A Common Stock.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

We know of no existing arrangements between any selling stockholder, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares of Class A Common Stock offered by this prospectus. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of Class A Common Stock by the selling stockholders. In addition, we cannot assure you that any such selling stockholders will not transfer, devise or gift the Class A Common Stock by other means not described in this prospectus. There can be no assurance that any selling stockholder will sell any or all of the Class A Common Stock pursuant to this prospectus. In addition, any Class A Common Stock covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We will pay all of the expenses incident to the registration, offering, and sale of the shares of Class A Common Stock to the public, other than commissions or discounts of underwriters, broker-dealers, or agents. Under the Plan we are also obligated to provide customary indemnification to selling stockholders.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We have advised each of the selling stockholders that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders.

EXPERTS

The consolidated financial statements of Charter Communications, Inc. and subsidiaries as of December 31, 2009 (Successor Company) and 2008 (Predecessor Company) (collectively, the Company), and for the one month ended December 31, 2009 (Successor Company), the eleven months ended November 30, 2009 (Predecessor Company) and for each of the years in the two-year period ended December 31, 2008 (Predecessor Company), and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing in our Annual Report on Form 10-K for the year ended December 31, 2009, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2009 consolidated financial statements refers to the adoption of AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (included in FASB ASC Topic 852, Reorganizations), effective as of November 30, 2009, and  Financial Accounting Standards Board Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 (included in FASB ASC Topic 810, Consolidations), effective January 1, 2009.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York, will pass upon the validity of the securities offered in this offering.